Health Canada | Santé Canada

Licence No. - N° de licence
LIC-UN4PULMBY7-2019

LICENCE

This licence is issued in accordance with the *Cannabis Act* and *Cannabis Regulations*

LICENCE

Cette licence est délivrée conformément à la *Loi sur le cannabis* et le *Règlement sur le cannabis*

Licence Holder / Titulaire de la licence :
9354-7537 Québec Inc.

Licensed Site / Lieu autorisé :
795 PÉPIN STREET
SHERBROOKE, QC, CANADA, J1L 2P8

The above-mentioned person is authorized to conduct, at the site specified on this licence, the activities listed below for the following licence classes and subclasses:

- Standard Processing

La personne susmentionnée est autorisée à effectuer, sur le site spécifié sur cette licence, les activités énumérées ci-dessous pour les catégories et les sous-catégories de licence suivantes:

- Transformation standard

Authorized activities

Activités autorisées

Building 1

Activities	Activités
• to possess cannabis • to produce cannabis, other than obtain it by cultivating, propagating or harvesting it • to sell cannabis in accordance with subsection 17(5) of the Cannabis Regulations	• avoir du cannabis en sa possession • produire du cannabis, sauf en l'obtenant par la culture, la multiplication et la récolte • vendre du cannabis en vertu du paragraphe 17(5) du Règlement sur le cannabis

Conditions

Conditions

9354-7537 Quebec Inc. must meet the requirements set out in the document entitled "Mandatory cannabis testing for pesticide active ingredients".	9354-7537 Quebec Inc. doit satisfaire aux exigences énoncées dans le document intitulé « Analyse obligatoire du cannabis pour les résidus de principes actifs de pesticides ».
The only cannabis products that 9354-7537 Quebec Inc. may sell or distribute to (i) a holder of a licence for sale, and, (ii) a person authorized to sell cannabis under a provincial Act by reason of subsection 69(1) of the Act, are as follows: cannabis plants that are cannabis products; and, cannabis plant seeds that are cannabis products.	Les seuls produits du cannabis que 9354-7537 Quebec Inc. peut vendre ou distribuer (i) à un titulaire d'une licence de vente et (ii) à une personne autorisée par une loi provinciale à vendre du cannabis en vertu du paragraphe 69(1) de la Loi sont les suivants : plantes de cannabis qui sont des produits du cannabis; graines provenant d'une plante de cannabis qui sont des produits du cannabis.
The only cannabis products that 9354-7537 Quebec Inc. may send or deliver to the purchaser at the request of (i) a holder of a licence for sale, and (ii) a person authorized to sell cannabis under a provincial Act by reason of subsection 69(1) of the Act, are as follows: cannabis plants that are cannabis products; and, cannabis plant seeds that are cannabis products.	Les seuls produits du cannabis que 9354-7537 Quebec Inc. peut expédier ou livrer à l'acheteur à la demande (i) d'un titulaire d'une licence de vente et (ii) d'une personne autorisée par une loi provinciale à vendre du cannabis en vertu du paragraphe 69(1) de la Loi sont les suivants : plantes de cannabis qui sont des produits du cannabis; graines provenant d'une plante de cannabis qui sont des produits du cannabis.

Effective date of the licence:

This licence is effective as of **January 4, 2019**

Date d'entrée en vigueur de la licence:

Cette licence entre en vigueur à compter du **4 janvier 2019**

Expiry date of the licence:

This licence expires on **January 4, 2022**

Date d'expiration de la licence:

La présente licence expire le **4 janvier 2022**

Director, Licensing & Security Division, CLRB, for and on behalf of the Minister
Directeur, Division des licences et sécurité, DGLRC, pour et de la part du Ministre

Canada